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18005840

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FEB 28 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sherman & Company LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6302 Fairview Road, Suite 320

(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Carico (704) 943-2671

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company C.P.A.s

(Name – *if individual, state last, first, middle name*)

316 Alexander Street Ste, 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Laughton Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sherman & Company LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA DABNEY NESTICO
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 27, 2021

Laura Dabney Nestico
Notary Public

F.L.L
Signature

CEO and CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sherman and Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sherman and Company, LLC as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2017 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sherman and Company, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sherman and Company, LLC 's management. Our responsibility is to express an opinion on Sherman and Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Sherman and Company, LLC's financial statements. The supplemental information is the responsibility of Sherman and Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2018

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SHERMAN & COMPANY LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash & Cash Equivalents	$	425,564
Accounts receivable		44,468
Prepaid expense		25,914
Other current assets		8,879
Total current assets	$	504,825
OTHER ASSETS:		
Deposits		3,373
Total other assets	$	3,373
TOTAL ASSETS	$	508,198

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	27,274
Due to parent		94,595
TOTAL LIABILITIES	$	121,869
MEMBER'S EQUITY	$	386,329
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	508,198

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Sherman & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective June 14, 2011. The Company is a limited liability company organized under the laws of the State of North Carolina and a wholly-owned subsidiary of Sherman & Company Holdings LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, fairness opinions/valuations, and regulatory advisory.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Accounting
The Company's financial statements are on an accrual basis of accounting as required by U.S. generally accepted accounting principles and as required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Advisory fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized upon satisfaction of performance obligated under the contract. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable. The Company is evaluating the new revenue recognition standards for broker dealers and will implement as required.

Income Taxes
The Company elected S corporation status effective January 1, 2014. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

<u>Advertising Costs</u>
Advertising costs, if any, are charged to expenses as incurred. The Company incurred $2,255 in advertising costs for the year ended December 31, 2017. Such amount is included in marketing on the accompanying Statement of Operations.

<u>Concentration of Credit Risk</u>
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **CONCENTRATIONS**

For the year ended December 31, 2017, 68% of revenue was earned from three customers. Such amount is included in advisory fees on the accompanying Statement of Operations.

3. **RELATED PARTY TRANSACTIONS**

Per the terms of the expense sharing agreement, the Company reimburses the Parent for certain expenses including payroll and general office expenses, and these expenses were classified accordingly on the accompanying Statement of Operations. The Company paid $1,957,525 to the Parent for such expenses for the year ended December 31, 2017. At December 31, 2017 the Company had $94,595 due to the Parent, and such amount is reflected on the accompanying Statement of Financial Condition.

In 2016, the Company entered into a rental agreement with a related party of the Company to rent an apartment in New York City when Company employees travel there for business. The total amount paid to the related party for apartment rental was $17,320 for the year ended December 31, 2017. At December 31, 2017, the Company owed the related party $0 under the rental agreement, and such amount is reflected on the accompanying Statement of Financial Condition. The terms are month to month.

4. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2017 except office leases as noted below. Rent expense for 2017 was $142,933.

	Charlotte	New York		Total
2018	68,434	42,000	$	110,434
2019	70,428			70,428
2020	72,481			72,481
2021	6,186			6,186
Total	$ 217,529	$ 42,000	$	259,529

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $303,695 which was $291,508 in excess of its required net capital of $12,187. The company's percentage of aggregate indebtedness to net capital was 40.13%.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 16, 2018, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

7. **CASH & CASH EQUIVALENTS**

The Company considers highly liquid investments with maturity dates of three months or less to be cash equivalents.